UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AMCOL International Corporation

(Name of Subject Company)

AMCOL International Corporation

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

02341W103

(CUSIP Number of Class of Securities)

Ryan McKendrick

Chief Executive Officer

AMCOL International Corporation

2870 Forbs Avenue

Hoffman Estates, Illinois 60192

(847) 851-1500

With copies to:

R. Scott Falk, P.C.

Richard M. Brand

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the joint press release issued by AMCOL International Corporation, a Delaware corporation (the “Company”), and Minerals Technologies Inc., a Delaware corporation (“MTI”), on March 10, 2014 announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”), dated March 10, 2014, by and among the Company, MTI and MA Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of MTI (“Purchaser”).

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of MTI and the Company to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of the Company detailed in its filings with the Securities and Exchange Commission (the “SEC”) from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2013. The reader is cautioned not to unduly rely on these forward-looking statements. MTI and the Company expressly disclaim any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Additional Information and Where to Find It

The tender offer has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Purchaser intends to file with the SEC. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Company and MTI intend to mail these documents to the Company’s stockholders. In addition, once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 and related materials with respect to the tender offer and the merger, free of charge at the SEC’s website at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at www.amcol.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of the Company and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to the tender offer because they contain important information, including the terms and conditions of the tender offer.

MINERALS TECHNOLOGIES TO ACQUIRE AMCOL INTERNATIONAL

MTI and AMCOL Enter into Definitive Merger Agreement

NEW YORK, NY and HOFFMAN ESTATES, IL—March 10, 2014—Minerals Technologies Inc. (NYSE: MTX) and AMCOL International Corporation (NYSE: ACO) announced today that they have signed a definitive merger agreement under which MTI will acquire AMCOL for $45.75 per share in cash, or a total value of approximately $1.7 billion. The transaction, which has been unanimously approved by the boards of directors of both companies, is expected to close in the first half of 2014 and is subject to customary closing conditions.

Prior to entering into this agreement with Minerals Technologies, AMCOL terminated its merger agreement with Paris-based Imerys S.A. In accordance with that agreement, AMCOL has paid Imerys’ U.S. subsidiary a termination fee of $39 million.

Minerals Technologies and AMCOL are both world-renowned innovators in mineralogy, fine particle technology and polymer chemistry. This transaction will bring together the global leaders in precipitated calcium carbonate (PCC) and bentonite, creating an even more robust US-based international minerals supplier.

“The combination of MTI and AMCOL will create a minerals platform that is well-positioned for growth through geographic expansion and new product innovation,” said Joseph C. Muscari, chairman and chief executive officer of Minerals Technologies. “We will be a leading industrial minerals company with more than $2 billion in sales, strong market positions, and a dedicated team focused on customer needs. We look forward to welcoming AMCOL employees to MTI. Together, we will be better positioned to take advantage of even more opportunities for innovation and growth in the global minerals industry.”

Ryan McKendrick, chief executive officer of AMCOL, said: “This transaction demonstrates the AMCOL Board’s commitment to maximizing value for our shareholders. We look forward to working with Minerals Technologies to ensure a smooth transition and complete the transaction as expeditiously as possible.”

The transaction is expected to be immediately accretive to earnings upon closing, excluding acquisition-related costs and charges. Minerals Technologies intends to finance the acquisition through cash and debt financing pursuant to a signed commitment from J.P. Morgan. Pursuant to the definitive merger agreement, Minerals Technologies will commence a tender offer for 100% of AMCOL’s outstanding shares for $45.75 per share in cash.

Cravath, Swaine & Moore LLP is acting as legal counsel to Minerals Technologies and Lazard is acting as its lead financial advisor. J.P. Morgan is also acting as a financial advisor to MTI. Kirkland & Ellis LLP is acting as legal counsel and Goldman, Sachs & Co. is serving as exclusive financial advisor to AMCOL.

IMPORTANT INFORMATION

The tender offer described in this press release has not yet commenced. This press release is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of AMCOL’s common stock. At the time any such tender offer is commenced, Minerals Technologies will file a Tender Offer Statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the United States Securities and Exchange Commission (the “SEC”), and AMCOL will file a Solicitation/Recommendation Statement relating to such tender offer with the SEC. AMCOL’s stockholders are strongly advised to read these tender offer materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that AMCOL’s stockholders should consider prior to making any decisions with respect to such tender offer. Once filed, stockholders of AMCOL will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov.

About Minerals Technologies

New York-based Minerals Technologies Inc. is a resource- and technology-based growth company that develops, produces and markets worldwide a broad range of specialty mineral, mineral-based and synthetic mineral products and related systems and services. The company recorded sales of $1.02 billion in 2013.

About AMCOL

AMCOL, headquartered in Hoffman Estates, IL., USA, produces and markets a wide range of specialty minerals and materials used for industrial, environmental and consumer-related applications. AMCOL is the parent of American Colloid Co., CETCO (Colloid Environmental Technologies Company), CETCO Oilfield Services Company and the transportation operations, Ameri-co Carriers, Inc. and Ameri-co Logistics, Inc.

This press release may contain forward-looking statements that describe or are based on current expectations; including statements of anticipated changes in the business environment in which each company operates and in each company’s future operating results, as well as the potential benefits of a transaction with AMCOL. Actual results may differ materially from these expectations. In addition, any statements that are not historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” “will,” and similar expressions) should also be considered to be forward-looking statements. Neither company undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements in this document should be evaluated together with the many uncertainties that affect each company’s businesses, particularly those mentioned in the risk factors and other cautionary statements in our respective 2013 Annual Reports on Form 10-K and in our other reports filed with the Securities and Exchange Commission.

Minerals Technologies Media

Brunswick Group

Steve Lipin/Lauren Odell

212-333-3810

Minerals Technologies Media & Investor Relations

Rick B. Honey

212-878-1831

AMCOL Media

Joele Frank, Wilkinson Brimmer Katcher

Eric Brielmann / Scott Bisang

212-355-4449

AMCOL Investor Relations

Donald W. Pearson

847- 851-1500